LPBP Inc.
Interim Financial Statements
for the 3 mos. ended January 31, 2005
(Unaudited)

Notice to Reader:

The accompanying unaudited interim financial statements of LPBP Inc., for the period ended January 31, 2005 have been prepared by management and approved by the Audit Committee of the Company. These statements have not been reviewed by the Company's independent auditors.

Dated the 22nd of March, 2005.

/s/ John Anderson

John Anderson
President and CEO

LPBP Inc. Interim Report January 31, 2005 (Unaudited)

Statements of Financial Position
[Unaudited]

As at January 31 with comparative at October 31

[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)	2005	2004
Assets
Current
Cash	$38	$179
Current portion of future tax assets	14,688	14,000
	14,726	14,179

Investment in Hemosol LP [note 1]	5,322	5,322
Investment in MDS Laboratory Services LP [note 1]	68,647	55,891
Future tax assets	93,352	98,639
Total assets	$182,047	$174,031

Liabilities and Shareholders' Equity
Current
Accrued liabilities	$142	$120
Income taxes payable	282	232
Note payable [note 5]	361	306
Current portion of unrealized tax loss benefit	13,112	12,498
Due to MDS Laboratory Services LP [note 1 and 5]	16,666	16,434
	30,563	29,590

Unrealized tax loss benefit	83,334	88,053
	113,897	117,643
Shareholders' equity
Common Shares - Class A	2,319	2,319
Common Shares - Class B	34,677	34,677
Retained Earnings	31,154	19,392
	68,150	56,388
Total liabilities and shareholders' equity	$182,047	$174,031
See accompanying notes

On behalf of the Board of Directors:

/s/Edward E. McCormack EDWARD E. MCCORMACK Chairman of the Board and Director	/s/Mitchell J. Kostuch MITCHELL J. KOSTUCH Director

Statements of Income
[Unaudited]

	Three months ended January 31
[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)	2005	2004
Equity in earnings of investee [note 3]	$12,756	$12,253
General and administration	(213)	-

Income before income taxes and interest expense	12,543	12,253
Interest expense	(237)	-

Income before income taxes	12,306	12,253
Income taxes	(544)	(4,444)
Net income	$11,762	$7,809
Earnings per share basic and diluted [note 4]

Statements of Retained Earnings
[Unaudited]

	Three months ended January 31
[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)	2005	2004
Retained earnings, beginning of period	$19,392	$7,809

Net Income	11,762	-
Earnings distributions, prior to May 1, 2004	-	(7,809)

Retained earnings, end of period	$31,154	$-

Statements of Cash Flows

[Unaudited]

	Three months ended January 31
[thousands of Canadian dollars]	2005	2004
Operating activities
Net income	$11,762	$7,809
Items not affecting current cash flow:
Tax loss benefit realized	(4,105)	-
Future income tax expense	4,599	-
Notional tax provision [note 1]	-	4,444
Interest accrued on loans from affiliated parties	237	-
Equity earnings	(12,756)	(12,253)
	(263)	-
Changes in non-cash working capital balances relating to operations:
Current liabilities	72	-
	(191)	-

Financing and Investing activities
Note payable	50	-
		-
	50
Decrease in cash position during the period	(141)	-

Cash position, beginning of period	179	-
Cash position, end of period	$38	$-

Notes to Financial Statements
[Unaudited]

[All tabular amounts in thousands of Canadian dollars, except where noted]

1. Basis of Presentation

Effective May 1, 2004, LPBP Inc. ("LPBP" or "the Company" and which was previously named Hemosol Inc.) entered into an agreement with MDS Inc. ("MDS") which resulted in a reorganization of the Company's business (the "Blood Products Business") and the Ontario clinical laboratories services business (the "Labs Business") of MDS pursuant to a plan of arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario). Under the Arrangement:

  Shareholders of the Company, including MDS, exchanged each of the 56,145,583 common shares of the Company for one Class A Share of the Company, and one Class C Share of the Company. As part of the Arrangement, each shareholder of the Class C Shares was deemed to have transferred the Class C Shares to a new public company in exchange for shares of this new company, Hemosol Corp.
  LPBP transferred the Blood Products Business to Hemosol LP for a 100% limited partnership interest
  LPBP then distributed a 93% interest in Hemosol LP along with $16 million to Hemosol Corp. to redeem the Class C shares and retained a 7% interest in Hemosol LP.
  MDS transferred the Labs Business to MDS Laboratory Services, LP ("Labs LP") for a 99.99% interest in the limited partnership.
  MDS contributed its 99.99% interest in Labs LP to LPBP in exchange for 38,322,390 Class A shares and 11,134,648,627 Class B Non-Voting shares.
  Shareholders, other than MDS, hold 0.44% of the equity securities and 52.5% of the voting shares of the Company. MDS, a related party, holds 99.56% of the equity securities of the Company and 47.5% of the voting shares of the Company.
  The name of the Company was changed from Hemosol Inc. to LPBP Inc.

As a result of the reorganization, the Company no longer operates an active business. Instead, the Company holds an approximate 7% limited partnership interest in Hemosol LP and a 99.99% limited partnership interest in Labs LP and, as a limited partner, is not active in the management of either partnership.

The Company's revenue and cash flow are dependent upon the revenue and cash flow generated from its holdings in these partnerships. The Company is entitled to share in the net income of each partnership in a proportion equal to its proportionate interest in each partnership. As general partners of Labs LP and Hemosol LP, MDS Labs and Hemosol Corp, respectively, determine when distributions of income are made by the partnerships. Labs LP is prohibited from making any distributions to the partners thereof prior to November 1, 2004. The Company is required to pay dividends to its shareholders based on distributions received from its investment in Labs LP, net of any expenses incurred directly by the Company in the course of operations.

As part of the Arrangement, MDS lent $16 million to Labs LP, which in turn lent the funds to the Company. The Company used these funds as partial consideration for the redemption of Class C Shares of the Company that were originally issued under the Arrangement. The loan by MDS to Labs LP was repaid prior to October 31, 2004. The loan by Labs LP to the Company bears interest at a rate of prime plus 1.5%, matures on May 31, 2005 and may be prepaid at any time. (See note 5)

As a result of the above, the Company is expected to be able to benefit from significant tax losses, research and development pools and investment tax credits to offset taxes otherwise owing related to its interest in Labs LP. The tax carryovers accumulated through the previously owned Blood Products Business have an undiscounted total value of $120 million.

The Company has determined that as a result of the previously described transactions, there is a continuity of interest with respect to the Company's equity interest in Labs LP. For purposes of presentation in the accompanying financial statements, the equity accounted results of Labs LP prior to the acquisition of the partnership share by the Company on May 1, 2004, are included for comparison purposes only. As Labs LP was an integrated part of the Health segment of MDS, an allocation of indirect expenses was required to arrive at the equity earnings during the prior periods. For comparison purposes only, the equity earnings have been disclosed in the Statements of Income and have been offset, in the Statements of Retained Earnings, by distributions to MDS Inc. as the primary beneficiary of these earnings prior to May 1, 2004. This information is included in the financial statements of LPBP to assist users in assessing the Company's interest in Labs LP as a continuing interest entity, although the Company did not actually realize any equity income prior to May 1, 2004, the effective date of the transaction. Under the continuity of interests method, the financial position and results of operations and cash flows of the previously owned Blood Products Business have not been included for periods prior to May 1, 2004. Notional income taxes have been calculated at statutory rates for periods prior to May 1, 2004. These are the income taxes that would have been payable by MDS as beneficiary of the Labs LP earnings.

The tax carryovers have been recorded at an estimated value of $120 million and a corresponding unrealized tax loss benefit of $107 million in accordance with EIC 110 "Accounting for Acquired Future Tax Benefits in Certain Purchase Transactions that are not Business Combinations". The future tax assets and the unrealized tax loss benefit will be amortized over the period in which LPBP expects to benefit from these tax carryovers.

2. Summary of Significant Accounting Policies

These financial statements of LPBP have been prepared on a basis consistent with the Company's audited financial statements for the year ended October 31, 2004. These financial statements should be read in conjunction with the accounting policies and other disclosures in those audited financial statements. These interim financial statements do not include all of the disclosures in the audited financial statements.

3. Equity Earnings

The equity earnings reported by LPBP for the three month period ended January 31, 2005 consists of LPBP's 99.99% interest in the income generated by Labs LP and reflects the assumption of a continuity of interest in Labs LP's business. For comparative financial statement presentation only, it has also been assumed that all the equity earned up to May 1, 2004 would have been received as a distribution from Labs LP and paid out as distributions to MDS as the primary beneficiary of these earnings prior to May 1, 2004.

4. Earnings per Share

The financial statements have been prepared on a continuity of interest basis with respect to Labs LP. LPBP's capital structure at May 1, 2004 has assumed to be the capital structure for all preceding periods and therefore the weighted average number of shares for all periods is 11,229,117,000. The basic and diluted earnings per share for each of the three month periods ended January 31, 2005 and 2004 is less than one half of one cent.

5. Subsequent Events

On February 11, 2005, the Company received a distribution of $17 million from Labs LP. The Company used these funds to repay its debt of $16 million owed to Labs LP plus accrued interest to this date.

Furthermore, on February 28, 2005 the Company received a further distribution from Labs LP of $3 million. The Company used the funds to repay the note payable of $350,000 plus accrued interest to this date. In addition, on March 3, 2005, the Company paid a dividend of $2,600,000 on the Class B non-voting shares. The Company retained the balance of funds for future operating expenses.